

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

2nd October, 2006.

Attn: Filing Desk - Stop 1-4



Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 28th September 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 2nd October 2006, advising that, under the Company's Scrip Dividend Scheme, 3,085 EMI Group plc Ordinary Shares were allotted in place of cash dividends on 2nd October 2006 to Eric Nicoli, an Executive Director of the Company.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/83

Company Announcements Office,
London Stock Exchange.

2nd October, 2006.

EMI GROUP PLC
Director/PDMR Shareholding

In compliance with Disclosure Rule 3.1.4, it is advised that, under the Company's Scrip Dividend Scheme, 3,085 EMI Group plc Ordinary Shares of 14p each were allotted and registered on 2nd October 2006 in place of cash dividends into the name of Eric Nicoli, an Executive Director of the Company, at a price of 259.90p per share. Such shares are beneficially owned by, and held in the name of, Mr Nicoli.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231